

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Karl Brenza
Chief Executive Officer
Mars Acquisition Corp.
Americas Tower
1177 Avenue of The Americas
Suite 5100
New York, NY 10036

Re: Mars Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted February 3, 2022
CIK No. 00001892922

Dear Mr. Brenza:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement

Cover Page

1. We note your statement that your articles of association to be adopted will provide that you shall not undertake your initial business combination with any entity that uses or may use a variable interest entity ("VIE") structure to conduct China-based operations. Please revise to include this representation in the prospectus itself.

2. Please revise the cover page to disclose that the location of your sponsor and executives may make you a less attractive partner to a non-China-based target company, which may

therefore limit the pool of acquisition candidates. Please also revise the Summary of Risk Factors on page 13 to address this, as well as the risk factor on page 36 that discusses risks arising from competition for attractive target businesses.

3. We note your response to comment 1 and reissue in part. Please expand your disclosure describing the legal and operational risks associated with being based in or acquiring a company that does business in China to provide more detailed information to investors regarding these risks.

4. We note your statement that cash transfers to and from your Cayman Islands holding company are subject to applicable Chinese laws and regulations. Please expand your cover page disclosure to describe the applicable laws and regulations and explain how your cash transfers are impacted.

Prospectus Summary
Transfer of Cash through the Post Combination Organization, page 12

5. We note your disclosure referring to regulations relating to the conversion of Renminbi into foreign currencies and the remittance of such currencies out of China, as well as regulations relating to foreign exchange. Please expand to describe these regulations.

6. We note your disclosure describing the risk to the post-combination company that if it or its future subsidiaries are unable to receive all of the revenues from operations in China, it may be unable to pay dividends on ordinary shares. Please expand this to discuss the risk relating to the ability of a post-combination company to use these revenues to support its operations.

Risks Relating to Acquiring and Operating Business in China, page 15

7. We note your revisions to prior comment 6. Please revise to include cross-references to each specific risk factor discussion with respect to each of the risks noted in the bullet point list in this section, rather than generally referring readers to the risk factor section on page 66.

You may contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Fang Liu, Esq.